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15047714

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Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC Mail Processing Section
RECEIVED
MAR 02 2015
WASH. D.C.

SEC FILE NUMBER
8- 48431

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1/01/14 (MM/DD/YY) AND ENDING 12/31/14 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Edelman & Co., LTD

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

333 West Brown Deer Road
(No. and Street)

Milwaukee	WI	53217
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Robert Edelman — (414)228-9314
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Reilly, Penner & Benton LLP
(Name – *if individual, state last, first, middle name*)

1233 N. Mayfair Road	Milwaukee	WI	53226
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

PB 3/14/15

OATH OR AFFIRMATION

I, Robert Edelman, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Edelman & Co., LTD, as of December 31, 2014, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

LACEY M. TOMCZUK NOTARY PUBLIC STATE OF WISCONSIN

Signature

Title

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☒ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

EDELMAN & CO., LTD.
Milwaukee, Wisconsin

Audited Financial Statements

Years Ended December 31, 2014 and 2013

Thomas G. Wieland
David A. Grotkin
Joel A. Joyce
Brian J. Mechenich

RPB CPAs
A century of new ideas

Carrie A. Gindt
Patrick G. Hoffert
Jason J. Wrasse

INDEPENDENT AUDITORS' REPORT

To the Board of Directors of
Edelman & Co., Ltd. Inc.
Milwaukee, Wisconsin

Report on the Financial Statements

We have audited the accompanying statement of financial condition of Edelman & Co., Ltd. Inc., (Company), as of December 31, 2014 and 2013 for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of the financial statements that are free from material misstatement, whether due to fraud or error.

Auditors' Responsibility

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States of America). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provides a reasonable basis for our opinion.

Opinion

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2014 and 2013 for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Reilly, Penner & Benton LLP
1233 N. Mayfair Road Suite #302 • Milwaukee, WI 53226-3255 • 414-271-7800
www.rpb.biz

Report on Supplementary Information

The Computation of Net Capital and Aggregate Indebtedness and Form SIPC-7 ("Supplemental Schedules") have been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. The supplemental schedules are the responsibility of the Company's management. Our audit procedures included determining whether the supplemental schedules reconcile to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental schedules. In forming our opinion on the supplemental schedules, we evaluated whether the supplemental schedules, including its form and content is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the supplemental schedules are fairly stated, in all material respects, in relation to the financial statements as a whole.

Reilly, Penner & Benton LLP

Reilly, Penner & Benton, LLP
February 21, 2015
Milwaukee, Wisconsin

EDELMAN & CO., LTD.
Milwaukee, Wisconsin

Statements of Financial Condition
December 31, 2014 and 2013

	2014	2013
Assets		
Current assets:		
Cash	$ 77,512	$ 70,441
Accounts receivable	4,250	5,857
Income tax receivable	4,092	1,126
Prepaid expenses	81	8,804
Deferred income taxes	3,000	3,000
Total current assets	$ 88,935	$ 89,228
Liabilities and Stockholder's Equity		
Current liabilities:		
Accounts payable	$ 2,870	$ 3,632
Payroll Liabilities	2,046	-
Deferred income taxes	1,000	2,000
Total current liabilities	5,916	5,632
Stockholder's equity:		
Capital stock- 9,000 shares authorized, no par value; 150 shares issued and outstanding	15,000	15,000
Retained earnings	68,019	68,596
Total stockholder's equity	83,019	83,596
Total liabilities and stockholder's equity	$ 88,935	$ 89,228

The accompanying notes to financial statements
are an integral part of these statements

EDELMAN & CO., LTD.
Milwaukee, Wisconsin

Notes to Financial Statements
December31, 2014 and 2013

1. **Summary of Significant Accounting Policies**

Nature of Business

Edelman & Co., Ltd. (the Company) is a Wisconsin corporation. The Company registered to be a broker/dealer pursuant to the Financial Industry Regulatory Board (FINRA), on August 28, 1996. The Company is in the business of financial consulting on corporate mergers and acquisitions.

Cash

Cash consists of the Company's checking and savings accounts.

Accounts Receivable

Accounts receivable are stated at the amount management expects to collect from outstanding balances. Management provides for probably uncollectible amounts through a charge to earnings and a credit to a valuation allowance based on management's assessment of the current status of individual accounts. The valuation allowance was zero at December 31, 2014 and 2013, respectively.

Income Taxes

Income taxes are calculated on taxable earnings at the applicable statutory rates. Taxable earnings vary from financial statement earnings because income taxes are calculated on the cash basis of accounting and because of limitations set by the Internal Revenue Service. The tax effect of these differences is explained in Note 8.

The Company is no longer subject to U.S. federal income tax examinations for years ending before December 31, 2011. The Company is no longer subject to Wisconsin income tax examinations for years ending before December 31, 2010.

Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Subsequent Events

Management has evaluated all subsequent events through February 21, 2015 for possible inclusion as a disclosure in the financial statements. There were no subsequent events that required recognition or disclosure.

2. Reserve Requirements

The Company is not obligated to report under the Securities and Exchange Commission (SEC) Rule 15c3-3 since it does not maintain customer accounts or hold securities. Therefore, the Company does not have a reserve requirement nor does it have any information relating to the possession or control requirement under SEC Rule 15c3-3.

3. Net Capital Requirements

Under SEC Rule 15c3-1, the Company is required to maintain net capital of not less than $5,000 in 2014 and 2013, respectively. At December 31, 2014, the Company's net capital as defined by SEC Rule 15c3-1 was $71,596 which is in excess of the minimum net capital required. The percent of aggregate indebtedness to net capital was 8%. At December 31, 2013, the Company's net capital as defined by SEC Rule 15c3-1 was $64,809 which is in excess of the minimum net capital required. The percent of aggregate indebtedness to net capital was 9%.

4. Employee Benefit Plans

The Company established a simplified employee pension plan (SEP) during 2003. Contributions paid each year may not exceed 25% of the employee earnings. There were no contributions for the years ended December 31, 2014 and 2013, respectively.

The Company has a medical and dental expense reimbursement plan that reimburses employees for payment of health insurance premiums and medical and dental expenses.

5. Filing Requirements

There were no liabilities subordinated to claims of creditors during the periods ended December 31, 2014 and 2013, respectively. Accordingly, a statement of changes in liabilities subordinated to claims of creditors is not included in the financial statements as required by rule 17a-5 of the Securities and Exchange Commission.

6. Related Party Transactions

The Company uses office space located in the residence of the Company's sole stockholder. The Company does not pay rent for the use of this space.

7. Concentrations

The Company maintains its cash balances at two affiliated financial institutions. The Company's bank accounts are insured by the Federal Deposit Insurance Corporation up to the applicable limits.

The Company had fee income from two customers during 2014 and two customers during 2013 that accounted for 82% and 97%, respectively, of total fee income of the Company for those respective years.

8. Income Taxes

The Company prepares its income tax returns on the cash basis of accounting. Temporary differences arise as a result of differences in the accrual and income tax basis of accounting. The Company has a net operating loss carry forward, for Wisconsin tax purposes, of approximately $46,673 that will expire in 2027. At December 31, 2014, the temporary differences and future benefit from the utilization of the loss carry-forward resulted in a deferred income tax asset of $3,000 (Wisconsin) and a long-term deferred tax liability of $1,000 (Federal).

9. Commitments

The Company is periodically subject to examination of its operations by various regulatory agencies. It is management's opinion that none of these examinations will have a material effect on the Company's financial statements.

EDELMAN & CO., LTD.
Milwaukee, Wisconsin

Schedule I: Computations of Net Capital and Aggregate Indebtedness
For the Years Ended December 31, 2014 and 2013

	2014	2013
Aggregate Indebtedness		
Accrued expenses	$ 5,916	$ 5,632
Total Aggregate Indebtedness	$ 5,916	$ 5,632
Minimum required net capital (6 2/3% of aggregate indebtedness)	$ 394	$ 375
Computation of Basic Net Capital Requirement:		
Stockholder's equity	$ 83,019	$ 83,596
Nonallowable assets:		
Accounts receivable	(4,250)	(5,857)
Prepaid expenses and advances	(81)	(8,804)
Income taxes receivable	(4,092)	(1,126)
Deferred tax asset	(3,000)	(3,000)
Total nonallowable assets	(11,423)	(18,787)
Net Capital	71,596	64,809
Net capital requirement (minimum)	5,000	5,000
Capital in excess of minimum requirement	$ 66,596	$ 59,809
Percentage of Aggregate Indebtedness to Net Capital	8%	9%
Reconciliation of Audited Computation of Net Capital to Unaudited Part II From X-17A-5:		
Net capital, as reported in Company's Part IIA (unaudited) FOCUS report:	$ 74,094	$ 68,339
Adjustments:		
Increase in accounts payable	(2,498)	(3,530)
Total adjustments	(2,498)	(3,530)
Net capital per above	$ 71,596	$ 64,809

See Independent Auditors' Report.

Edelman & Co., Ltd.
December 31, 2014
Auditor Reconciliation of FOCUS and Net Capital

	Per FOCUS Report (unaudited)	Per Audit Report	Difference	Explanation
Assets:				
Cash	77,512	77,512	---	
Receivables:				
From Non-Customers	4,250	4,250	---	
Other Assets	8,438	7,173	1,265	Adj for Fed Inc Tax Exp & State Deferred Tax Asset
Total Assets	90,200	88,935	1,265	
Liabilities:				
Other Accounts Payable	3,418	5,916	(2,498)	Additional Liabilities Identified
Total Liabilities	3,418	5,916	(2,498)	
Equity:				
Common Stock	15,000	15,000	---	
Retained Earnings	71,782	68,019	3,763	See Explanations Above
Total Equity	86,782	83,019	3,763	
Total Liabilities and Stockholder's Equity	90,200	88,935	1,265	
Aggregate Indebtedness Computation				
Total Liabilities from Statement of Financial Condition	3,418	5,916	(2,498)	See Explanations Above
Total Aggregate Indebtedness	3,418	5,916	(2,498)	See Explanations Above
Minimum required net capital (6 2/3% of aggregate indebtedness)	227.9	394.4	(167)	See Explanations Above
Net Capital Computation				
Total Ownership Equity	86,782	83,019	3,763	See Explanations Above
Deductions and/or charges:				
Nonallowable assets from Statement of Financial Condition	12,688	11,423	1,265	See Explanations Above
Net Capital	74,094	71,596	2,498	See Explanations Above

Thomas G. Wieland
David A. Grotkin
Joel A. Joyce
Brian J. Mechenich

RPB CPAs
A century of new ideas

Carrie A. Gindt
Patrick G. Hoffert
Jason J. Wrasse

SEC MAIL PROCESSING
RECEIVED
MAR 02 2015
WASH, D.C.
194 SECTION

Report of Independent Registered Public Accounting Firm

To the Shareholders of
Edelman & Co., Ltd.
Milwaukee, Wisconsin

We have reviewed management's statements, included in the accompanying Exemption Report, in which Edelman & Co., Ltd. (Company) identified the following provisions of 17 C.F.R. §15c3-3(k) under which the Company claimed an exemption from 17 C.F.R. §15c3-3:(k)(2)(i), (exemption provisions) and the Company stated that the Company met the identified exemption provisions throughout the most recent fiscal year without exception. The Company's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about the Company's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(i) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Reilly, Penner & Benton LLP

Reilly, Penner & Benton, LLP
February 21, 2015
Milwaukee, Wisconsin

Reilly, Penner & Benton LLP
1233 N. Mayfair Road Suite #302 • Milwaukee, WI 53226-3255 • 414-271-7800
www.rpb.biz

Edelman & Co., Ltd.

February 20, 2015

To Whom it May Concern:

Pursuant to an agreement dated April 11, 2000 (the "Agreement") relating to membership in the National Association of Securities Dealers, Inc. and its successor, FINRA, Edelman & Co., Ltd. ("Ltd.") operates its business pursuant to SEC Rule 15c3-3(k)(2)(i), does not hold customer funds or safekeep customer securities, has not done so at any time, and does not anticipate doing so. Edelman is an investment banking firm engaged in mergers and acquisitions advisory services and other strategic financial advisory services. There is not and has not at any time been any special account for holding customer funds or safekeeping customer securities. There have not been any exceptions to the exemption over the most recent fiscal year.

Sincerely,

Robert H. Edelman
President

333 WEST BROWN DEER ROAD • MILWAUKEE, WISCONSIN 53217
TELEPHONE 414-228-9314 FAX 414-228-9682
rhe@edelmancoltd.com